Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-XXXXX) and related Prospectus of The Nasdaq Stock Market, Inc. for the registration of 60,561,515 shares of its common stock and to the incorporation by reference therein of our reports dated February 20, 2007, with respect to the consolidated financial statements of The Nasdaq Stock Market, Inc.; The Nasdaq Stock Market, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The Nasdaq Stock Market, Inc.; incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2006 and the related financial statement schedule of The Nasdaq Stock Market, Inc. included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, NY

August 7, 2007